# TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 8-K**
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: May 11, 2001

**Second Bancorp Incorporated**
(Exact name of registrant as specified in its charter)

| | | |
|---|---|---|
| Ohio | 0-15624 | 34-1547453 |
| (State of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| | |
|---|---|
| 108 Main Avenue S.W., Warren, Ohio | 44482-1311 |
| (Address of principal executive offices) | (Zip Code) |

Registrant’s telephone number, including area code: 330-841-0123

**Item 5. Other Events**

On May 9, 2001, the Company issued the following press release:

BLOSSOM ELECTED CHAIRMAN OF
SECOND BANCORP AND SECOND NATIONAL BANK

Warren, Ohio, May 9, 2001—SECOND BANCORP INCORPORATED (Nasdaq “SECD”) announced the election of Rick L. Blossom as Chairman of the Boards of Second Bancorp Incorporated and its banking subsidiary, The Second National Bank of Warren effective May 8, 2001. Mr. Blossom also serves as President and Chief Executive Officer of both companies.

Mr. Blossom succeeds Alan G. Brant as Second Bancorp’s Chairman. Mr. Brant is retiring after 16 years of distinguished service to both companies but continues to serve on Second Bancorp’s Board of Directors. The Chairmanship of Second National Bank’s Board of Directors is a new position.

A graduate of Miami University and a United States Air Force veteran, Mr. Blossom, 53, joined Second Bancorp and Second National Bank in December 1999 after a 16 year career with First Financial Bancorp in Hamilton, Ohio. In addition to holding several executive positions at First Financial, Mr. Blossom was President, Chief Executive Officer and a director of that company’s lead bank, First National Bank of Southwestern Ohio.

Active in numerous professional and civic organizations, Blossom serves the Ohio Bankers Association as a director of Ohio BankPac and a member of the OBA's Government Relations Council. He is also a member of the executive committee of the Mahoning Valley Economic Development Council, as well as a board member of the Trumbull County United Way, the Ohio Foundation of Independent Colleges, and the Youngstown/Warren Regional Chamber.

Mr. Blossom, commenting on his election, stated "I am convinced that Second Bancorp is firmly positioned for growth and improving financial performance. We all understand, however, that the many initiatives we've undertaken during the last year and a half are built on the solid foundation established by Mr. Brant. Speaking for myself and for our directors, employees and shareholders, I would like to recognize his significant contributions to the company and the many communities where we operate and thank him for his efforts on our behalf."

Second Bancorp is a $1.57 billion financial holding company providing a full range of commercial and consumer banking, trust, insurance and investment products and services to communities in a nine county area of Northeastern and East-Central Ohio through subsidiary Second National Bank's network of 34 retail banking centers.

Additional information about Second Bancorp and information about products and services offered by Second National Bank can be found on the World Wide Web at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax), or cstanitz@secondnationalbank.com.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: May 10, 2001

/s/ David L. Kellerman
David L. Kellerman, Treasurer